Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia: Renewed Growth
and Operating Profitability in 2011
HONG KONG, January 26, 2011 — GigaMedia Limited (NASDAQ: GIGM) today announced that it expects renewed growth and operating profitability in 2011 as a result of enhanced operating efficiency, improved economic conditions in Europe, as well as the launch of new games on its pan-Asian game platform.
“We finished 2010 with a solid strategic position and a strong cashed-up balance sheet due to the first payment from our Everest Poker partners,” stated GigaMedia CEO Arthur Wang. “And we worked hard in 2010 to overcome our operating challenges. Now restructured and revitalized, we look forward to growing operating profitability in 2011 and onward.”
“In Asia, our growth will be driven by the launch of new products, expansion into new marketplaces, and improvements in existing game operations,” stated GigaMedia President and COO Thomas Hui. “And in China, we expect a positive resolution in the criminal justice system of our ongoing legal dispute.”
“In Europe, after two years of economic distress and heavy startup costs from the opening of the French market in 2010, we now look forward to growing our market share in 2011 and beyond,” stated President and COO Thomas Hui.
In May 2010, GigaMedia completed the sale of a 60 percent interest in its online gambling software business to Mangas Gaming, a leading European sports betting and online gambling group, now renamed BetClic Everest Group. GigaMedia continues to hold the remaining 40 percent interest with a put option to sell all or part to the BetClic Everest Group beginning in 2013.
“In 2011, we have begun by launching a flash-based version of our popular MahJong offering and are continuing to drive solid momentum in the new game A.V.A.,” stated President and COO Thomas Hui. “In addition, drawing on our network of studio investments and partners we expect to launch new games featuring popular IPs across our operating platform in Asia, such as the self-developed online game SpongeBob SquarePants, which we will debut in partnership with MTV International.”

Strategic Position
For several years, GigaMedia has been building an online entertainment platform in Asia, driven by a three-pronged content pipeline: third-party developers, investments in game studios, and self-development.
“It’s always been our position at GigaMedia to build for the long term,” stated CEO Arthur Wang. “Over the last few years, we’ve invested in both a content pipeline and our delivery platform.”
“Today we enjoy a strong relationship with top global developers such as Activision Blizzard, Electronic Arts, and Take-Two Interactive,” stated CEO Arthur Wang. “In addition, we have strategic investments in a portfolio of nine external game studios and projects, and ever growing in-house development capabilities — all this feeding content to an online entertainment platform spanning the giant Asian market.”
“While the investment has been significant in both time and money, it is our conviction we are building an online entertainment firm that will deliver high growth and high multiples on our original investment,” stated CEO Arthur Wang.
Financial Results
In the third quarter 2010, GigaMedia delivered revenues of $7.8 million, down 28 percent quarter-over-quarter.
Third-quarter non-GAAP basic and fully-diluted loss per share were each US$0.17, which exclude non-cash share-based compensation expenses and discontinued operations.
“Q3 results were negatively affected by the deconsolidation of our China operations resulting from our ongoing legal dispute,” stated President and COO Thomas Hui. “We are continuing to work on this issue, and on strategic new game initiatives, which we are confident will rebuild momentum.”
Consolidated Financial Results
GigaMedia Limited conducts its online entertainment business in two business segments. The Asian online games segment develops a wide range of online games for the Asian and worldwide market. The Asian online games segment also operates online games across Asia, including Greater China and Southeast Asia. The gambling software business segment, of which GigaMedia retains a 40 percent equity interest, develops and licenses online poker, casino, and sports betting gambling software solutions and application services, primarily targeting continental European markets.

GIGAMEDIA 3Q10 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	3Q10	3Q09	Change (%)	3Q10	2Q10	Change (%)
Revenues (A)	7,831	37,184	-79	7,831	10,864	-28
Gross Profit (A)	4,262	27,689	-85	4,262	7,243	-41
Loss from Operations(A)	(4,903)	(3,285)	NA	(4,903)	(11,756)	NA
Income (Loss) from Continuing Operations(A)	(9,775)	(3,207)	NA	(9,775)	52,568	NA
Net Income (Loss) Attributable to GigaMedia	(9,960)	(2,371)	NA	(9,960)	52,549	NA
Net Income (Loss) Per Share, Diluted	(0.18)	(0.04)	NA	(0.18)	0.87	NA
Non-GAAP Loss from Operations(A)(B)	(4,328)	(2,460)	NA	(4,328)	(7,402)	NA
Non-GAAP Net Loss (A) (B)	(9,420)	(1,621)	NA	(9,420)	(8,536)	NA
Non-GAAP Net Loss Per Share, Diluted (A) (B)	(0.17)	(0.03)	NA	(0.17)	(0.15)	NA
EBITDA(C)	(8,708)	(10)	NA	(8,708)	59,843	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities—Current	94,420	97,197	-3	94,420	116,515	-19

(A)	Excludes results from discontinued operations; 3Q10 figures exclude GigaMedia’s China operations. (See, “Deconsolidation of GigaMedia’s China online game operations,” for more details.)

(B)	Non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain non-cash write-downs. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the third quarter decreased to $7.8 million from $37.2 million in the same period of 2009 and $10.9 million in the second quarter of 2010. Year-over-year results decreased primarily as a result of the deconsolidation of the gambling software business. Quarter-over-quarter results mainly resulted from lower contributions from the Asian online games business, which were driven by the deconsolidation of GigaMedia’s China operations. (See “Deconsolidation of GigaMedia’s China online game operations” for further details.)
Revenues in the company’s Asian online games business in the third quarter of 2010 decreased 34 percent year-over-year and 28 percent compared with the second quarter. Period decreases from revenue in Taiwan and Hong Kong and the deconsolidation of the company’s China operations offset new contributions from GigaMedia’s online game operations in Southeast Asia.
Third-quarter revenues for games operated in Taiwan and Hong Kong decreased to $5.3 million from $7.1 million a year ago and $5.8 million in the second quarter of 2010. Both period decreases were mainly attributable to decreased contributions from MahJong and other casual games reflecting the impact of competition from social networking sites. Average monthly active paying accounts decreased to approximately 66,000 during the third quarter. Average monthly revenue per active paying account was approximately $26.40 during the third quarter of 2010, representing a quarterly sequential increase of 5 percent. Third-quarter peak concurrent users were approximately 31,000, comparable with the second quarter.
GigaMedia’s third-quarter revenues included for the first time initial small contributions from IAHGames, the leading online game operator, publisher and distributor in Southeast Asia. GigaMedia increased its total voting interest in IAHGames to 80 percent in the third quarter of 2010 and began to consolidate IAHGames financial results in July 2010. During the third quarter, total revenues from online game operations in Southeast Asia were $2.5 million. Excluding Blizzard products, third-quarter revenues were primarily driven by contributions from FIFA Online 2, Dragonica Online and Granado Espada.
Consolidated gross profit for the third quarter decreased to $4.3 million from $27.7 million in 2009 and $7.2 million in the second quarter of 2010, with the year-period decrease primarily resulting from the deconsolidation of the gambling software business and the quarterly sequential decrease primarily reflecting deconsolidation of online game operations in China and decreased contributions from online game operations in Taiwan and Hong Kong. Third-quarter 2010 consolidated gross profit margin decreased to 54.4 percent from 74.5 percent in the same year-ago period, and decreased from 66.7 percent in the second quarter. The year-period decrease was related to the deconsolidation of gambling software business results. The decrease from the second quarter was due to lower gross margin in the Asian online games business and new contributions from the lower margin online games operations in Southeast Asia.

Gross profit in the Asian online games business decreased to $4.3 million in the third quarter from $7.1 million a year ago and $7.2 million last quarter, attributable to revenue trends in each period. Gross margin in the Asian online games business declined to 54.4 percent from 60.4 percent in 2009 and from 66.7 percent in the second quarter of 2010 with the period decreases driven by new contributions from lower margin online games operations in Southeast Asia and a small decrease in gross profit margin in the online games business in Taiwan and Hong Kong.
Consolidated operating expenses for the third quarter decreased to $9.2 million from $31.0 million in the third quarter of 2009 and from $19.0 million in the second quarter of 2010.
Driving the year-over-year decrease was the deconsolidation of the gambling software business. The company incurred operating expenses for the gambling software business of $508 thousand in the third quarter of 2010, reflecting continued involvement of management in the business as a non-controlling interest shareholder. The quarter-over-quarter decrease was primarily attributable to the deconsolidation of GigaMedia’s China operations.
Operating expenses for the Asian online games business were $4.8 million in the third quarter compared to $8.3 million in 2009 and $10.3 million in the second quarter of 2010. The year-period decrease was mainly attributable to deconsolidation of GigaMedia’s China business, resulting in lower selling and marketing and general and administrative expenses. The quarterly sequential variation reflected the impact of this deconsolidation, as well as write-downs and contract termination costs recorded in the second quarter of 2010 related to online game initiatives in China and Taiwan.
Product development and engineering expenses for the Asian online games business were $550 thousand in the third quarter compared to $285 thousand in the same year-ago period and $2.1 million in the second quarter of 2010. The quarter-over-quarter variation largely reflected expenses recorded in the second quarter of 2010 related to development of the SpongeBob SquarePants game title.
Selling and marketing expenses for the Asian online games business decreased to $2.0 million in the third quarter from $5.1 million in 2009 and from $2.2 million in the second quarter of 2010. The year-over-year variation resulted from the deconsolidation of the company’s China operations and related promotional expenses for online games recorded in the prior year. The quarterly sequential decrease also reflected the deconsolidation of GigaMedia’s China operations, which more than offset the addition of operations in Southeast Asia.
General and administrative expenses for the Asian online games business were $2.2 million in the third quarter compared to $2.8 million in 2009 and $3.3 million in the second quarter of 2010. The period decreases mainly resulted from the deconsolidation of GigaMedia’s China operations, which more than offset the addition of operations in Southeast Asia.
Third-quarter operating expenses also reflected lower corporate operating expenses, which decreased to $3.8 million from $6.1 million quarter-over-quarter. The variation primarily reflected the sale of 60 percent of GigaMedia’s interest in the gambling software business recorded in the second quarter.
Consolidated loss from operations for the third quarter increased to a loss of $4.9 million from a loss of $3.3 million in the third quarter of 2009 and improved from a loss of $11.8 million in the second quarter of 2010.
Overall, consolidated loss from operations reflected build-out of the company’s core Asian online games business intended to drive improved operating efficiencies. Third-quarter 2010 results were negatively impacted by this build-out and the deconsolidation of GigaMedia’s China operations. Up front costs and expenses outpaced revenues resulting in decreased gross profit and operating losses as the company continued building its game platform and portfolio to drive growth.
Non-GAAP consolidated loss from operations for the third quarter of 2010 increased to a loss of $4.3 million from a loss of $2.5 million in the third quarter of 2009 and improved from a loss of $7.4 million in the second quarter of 2010. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP loss from operations in the Asian online games business was $495 thousand for the third quarter of 2010, down from income of approximately $909 thousand a year ago and a loss of $129 thousand in the second quarter of 2010.
Consolidated non-operating income/loss during the third quarter of 2010 decreased to a loss of $4.8 million from income of approximately $204 thousand in the third quarter of 2009 and from income of $70.6 million recorded in the second quarter of 2010. Results primarily comprised GigaMedia’s remaining 40 percent interest in Everest Gaming and certain equity method investments related to GigaMedia’s Asian online games business. Third-quarter 2010 consolidated non-operating loss included a loss on equity method investments of $5.7 million related to the gambling software business, which more than offset income on equity method investments of $1.2 million related to the Asian online games business.
Consolidated net income/loss for the third quarter of 2010 increased to a loss of $10.0 million from a loss of $2.4 million in the third quarter of 2009 and from net income of $52.5 million in the second quarter of 2010. The period variations primarily reflected the aforementioned factors affecting income from operations and consolidated non-operating income.
Non-GAAP consolidated net loss in the third quarter of 2010 was $9.4 million, compared to net loss of $1.6 million in the same period last year and net loss of $8.5 million in the second quarter of 2010. Non-GAAP basic and fully-

diluted loss per share in the third quarter of 2010 were both $0.17.
Consolidated EBITDA for the third quarter of 2010 decreased to a loss of $8.7 million from a loss of approximately $10 thousand in the same period last year and from a gain of $59.8 million in the second quarter of 2010. Operating cash flow for the third quarter of 2010 was negative $7.4 million. Capital expenditures totaled $1.7 million during the third quarter of 2010.
GigaMedia continued to maintain a strong balance sheet during the third quarter. Cash, cash equivalents, restricted cash, and marketable securities-current were $94.4 million, down from $116.5 million in the second quarter of 2010, with the decrease reflecting deconsolidation of GigaMedia’s China operations and negative operating cash flow from the Asian online games business. Total short-term borrowings were $15.0 million at the end of the third quarter of 2010 compared to $14.0 million for the prior quarter.
Additional Information
The loss on equity method investments during the third quarter of 2010 reported in the consolidated financial statements attached hereto includes GigaMedia’s 40 percent share of the gambling software business (Everest Gaming’s) net loss for the third quarter of 2010.
In addition, GigaMedia is providing the following supplemental figures related to Everest Gaming’s operations in order to facilitate investors’ understanding of GigaMedia’s results. All amounts were provided to GigaMedia by Everest Gaming’s management and are unaudited.
During the third quarter of 2010, Everest Gaming reported to GigaMedia total revenues of $14.3 million, including poker revenues of $9.1 million, with approximately 119,000 active depositing players and 34,000 new depositing players. Everest Gaming also reported to GigaMedia total net loss of $14.1 million for the period.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of January 26, 2011. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.
Unless the legal dispute in China is resolved, GigaMedia expects to make a significant impairment charge in the fourth quarter of 2010 against the T2CN investment.

GigaMedia expects to report a 4Q net loss due largely to the deconsolidation of T2CN and the potential impairment and other charges related to the T2CN legal dispute.
Management anticipates a return to operating profitability in the second half of 2011 as a result of enhanced operating efficiency, improved economic conditions in Europe, as well as the launch of new games on GigaMedia’s pan-Asian game platform.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including impairment losses related to game licensing, game studios and other related assets, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.
The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.

GigaMedia records the expensing of share-based compensation based on the FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-offs of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-offs do not impact cash and are not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under US GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with US GAAP and by providing specific information regarding the US GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

About the Numbers in This Release
Consolidation of IAHGames
The allocation of the purchase price of IAHGames is subject to adjustment during the measurement period after the closing date (July 2010) when additional information on assets and liability valuations becomes available. Due to the proximity of the closing date to quarter-end, management has not finalized the valuation of certain assets and liabilities recorded pursuant to the acquisition, including intangible assets. Thus, the provisional measurements recorded are subject to change and any changes will be recorded as adjustments to the fair value of those assets and liabilities and residual amounts will be allocated to goodwill.
Deconsolidation of GigaMedia’s China online game operations
As previously mentioned in Forms 6-K dated November 15 and 26, 2010, due to the dispute with Wang Ji that arose in July 2010, GigaMedia has been prevented from obtaining and currently does not have access to the financial information of T2 Technology and its VIEs. The scope and nature of the current and anticipated impact of Wang Ji’s actions on GigaMedia’s business, financial condition and results of operations are dependent upon the timing of the resolution of the dispute. However, since GigaMedia does not have access to the operating assets of T2CN and has been prevented from obtaining the financial information necessary to report the financial results of T2CN, GigaMedia has effectively lost control over T2CN’s financial reporting process. Therefore, the company deconsolidated T2CN’s results with effect from July 1, 2010 and began recording its retained investment in T2CN under the cost method of accounting.
Management is performing an evaluation of the fair value of GigaMedia’s remaining investment in T2CN, based on the information available to date, but has not yet completed its evaluation at the time of this release. As a result, the company is still in the process of evaluating the possible impairment or write-off the investment; however, due to a lack of financial information available from T2CN and as the litigation is still in its early stages, the information that GigaMedia has at this time is not sufficient to make a reasonable estimate of the current fair value of the investment. As a result, although the company has deconsolidated T2CN with effect from July 1, 2010, management requires additional time to gather the information necessary to develop the thorough analysis that is required to make a reasonable assessment of fair value. Therefore the entire amount of the remaining investment is at risk of loss. As previously mentioned in the Form 6-K dated November 26, 2010, as of September 30, 2010, GigaMedia’s total investment at risk is approximately US$25.5 million, which includes advances to the entities held by T2CN of approximately US$1.4 million. Management expects that its evaluation of the fair value of the investment in T2CN will be completed upon the finalization of the 2010 fourth-quarter financial results.
Presented below is additional financial information about GigaMedia’s China online games operations for the three months ended June 30, 2010:

•	GigaMedia’s revenues attributable to its China online games operations totaled approximately US$5 million, which represented approximately 46 percent of GigaMedia’s total consolidated revenues for the three months ended June 30, 2010.

•	GigaMedia’s equity in the loss from continuing operations before income taxes of the entities held by T2CN (exclusive of amounts attributable to the non-controlling interest) was approximately US($0.2) million, which represented less than 1 percent of GigaMedia’s total income from continuing operations before income taxes for the three months ended June 30, 2010.
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Consolidated financial results for the third quarter of 2010 benefited from GigaMedia’s strategic acquisition in July 2010 of leading Southeast Asian online games operator, publisher and distributor IAHGames. Period results were also impacted by a dispute between GigaMedia and its former China head related to GigaMedia’s China operations, as detailed in GigaMedia’s filings with the United States Securities and Exchange Commission. In accordance with reporting guidelines, beginning in the third quarter of 2010 GigaMedia began to consolidate the results of its Southeast Asia online games operations and deconsolidated the results of its China operations. As a result, consolidated financial results for the third quarter of 2010 may not be comparable with other periods.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Equity in net loss of investee
In the second quarter of 2010, in conjunction with the sale of a majority (60 percent) interest of GigaMedia’s online gambling software business to BetClic Everest and subsequent deconsolidation of GigaMedia’s gambling software business, the company began accounting for its investment in Everest Gaming under the equity method of accounting. At the time of the deconsolidation, GigaMedia, along with BetClic Everest, was in the process of finalizing the valuation of Everest Gaming, including the purchase price allocation analysis, and was still gathering the information necessary to determine the appropriate amount of the fair value of Everest Gaming to allocate to identifiable intangible assets and goodwill. Therefore, during the second quarter of 2010, the loss on equity method investments was primarily comprised of GigaMedia’s proportionate share of Everest Gaming’s net income (loss) for the period and did not include the additional depreciation and amortization of the fair value adjustments to intangible assets acquired. During the third quarter of 2010, the provisional amounts to fair value adjustments to intangible assets were updated and adjusted based upon additional information received related to facts and circumstances that existed at the acquisition date. As a result, the loss on equity method investments recorded during the third quarter of 2010 related to Everest Gaming of US$5.7 million includes both GigaMedia’s proportionate share of Everest Gaming’s net income (loss) for the period, as well as depreciation and amortization of provisional fair value adjustments to intangible assets acquired.
Non-controlling interest
In January 2009, the company adopted new accounting guidance issued by the FASB for non-controlling interests, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” or “net loss” contained in this press release refer to the income statement line item titled “Net income (loss) attributable to GigaMedia.”
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China, and IAHGames, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, Everest Gaming’s ability to retain existing online gambling players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2010 and its other filings with the United States Securities and Exchange Commission.

# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	9/30/2010	6/30/2010	9/30/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	0	0	25,386,522
Online game and service revenues	7,830,514	10,863,761	11,797,023

	7,830,514	10,863,761	37,183,545

Operating costs
Cost of gaming software and service revenues	0	0	4,827,852
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $337, $4,649, and $28,600, respectively)	3,568,794	3,620,523	4,666,982

	3,568,794	3,620,523	9,494,834

Gross profit	4,261,720	7,243,238	27,688,711

Operating expenses
Product development and engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $4,290, $18,539, and $27,036, respectively)	603,334	2,374,347	3,563,665
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $16,658, $48,144, and $64,036, respectively)	1,992,726	2,254,437	19,644,785
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $554,291, $1,509,843, and $705,368 respectively)	6,528,207	11,571,587	7,700,169
Bad debt expenses	37,281	103,099	61,021
Impairment loss	671	715,220	3,936
Contract termination costs	2,920	1,980,070	0

	9,165,139	18,998,760	30,973,576

Income (loss) from operations	(4,903,419)	(11,755,522)	(3,284,865)

Non-operating income (expense)
Interest income	156,660	188,862	149,939
Interest expense	(232,446)	(77,590)	(92,463)
Foreign exchange gain (loss) — net	(204,500)	21,029	(173,096)
Gain (loss) on disposal of property, plant and equipment	2,458	(109,362)	(259)
Loss on equity method investments	(4,521,467)	(719,126)	(67,537)
Impairment loss on marketable securities and investments	0	(4,674,928)	0
Gain on deconsolidation of gaming software and service business	0	75,827,332	0
Other	1,490	144,043	387,662

	(4,797,805)	70,600,260	204,246

Income (loss) from continuing operations before income taxes	(9,701,224)	58,844,738	(3,080,619)
Income tax expense	(73,807)	(6,277,072)	(126,669)

Income (loss) from continuing operations	(9,775,031)	52,567,666	(3,207,288)
Income (loss) from discontinued operations	35,872	(227,982)	39,904

Net income (loss)	(9,739,159)	52,339,684	(3,167,384)
Less: Net loss (income) attributable to noncontrolling interest	(220,533)	209,118	796,220

Net income attributable to GigaMedia	(9,959,692)	52,548,802	(2,371,164)

Earnings per share attributable to GigaMedia
Basic:
Income from continuing operations	(0.18)	0.95	(0.04)
(Loss) income from discontinued operations	0.00	(0.01)	0.00

	(0.18)	0.94	(0.04)

Fully-diluted:
Income from continuing operations	(0.18)	0.88	(0.04)
(Loss) income from discontinued operations	0.00	(0.01)	0.00

	(0.18)	0.87	(0.04)

Weighted average shares outstanding:
Basic	56,244,243	55,709,989	54,539,960

Diluted	59,502,030	60,172,482	59,538,695

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	9/30/2010	6/30/2010	9/30/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	85,889,473	113,002,496	92,803,587
Marketable securities — current	3,530,178	3,512,955	3,463,485
Accounts receivable — net	11,276,054	4,579,767	14,624,293
Prepaid expenses	2,059,730	1,158,969	13,503,836
Restricted cash	5,000,000	0	930,000
Other receivables	8,245,207	10,885,990	3,138,194
Other current assets	1,629,659	6,907,321	1,343,395

Total current assets	117,630,301	140,047,498	129,806,790

Marketable securities — noncurrent	15,988,932	18,534,492	33,146,617
Investments	97,575,615	56,817,135	2,178,809
Property, plant & equipment — net	4,771,299	4,776,040	13,655,552
Goodwill	45,462,680	44,282,945	87,612,567
Intangible assets — net	20,067,286	17,358,378	34,533,740
Prepaid licensing and royalty fees	1,327,575	5,548,635	22,891,018
Other assets	2,060,809	9,064,969	5,767,139

Total assets	304,884,497	296,430,092	329,592,232

Liabilities & equity
Accounts payable	3,457,431	710,636	1,015,670
Accrued compensation	4,761,196	4,256,747	3,226,713
Accrued expenses	13,068,942	15,243,520	11,633,268
Short-term borrowings	14,971,018	13,996,889	22,376,130
Player account balances	0	0	33,336,586
Other current liabilities	11,665,618	15,101,942	13,536,390

Total current liabilities	47,924,205	49,309,734	85,124,757
Other liabilities	11,362,075	279,766	4,013,344

Total liabilities	59,286,280	49,589,500	89,138,101

Preferred Shares	1,289,712	0	0

GigaMedia’s shareholders’ equity	239,759,546	244,017,405	232,589,900
Noncontrolling interest	4,548,959	2,823,187	7,864,231

Total equity	244,308,505	246,840,592	240,454,131

Total liabilities & equity	304,884,497	296,430,092	329,592,232

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	9/30/2010	6/30/2010	9/30/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Income (loss) from operations
GAAP result	(4,903,419)	(11,755,522)	(3,284,865)
Adjustments:
(a) share-based compensation	575,576	1,581,175	825,040
(b) bad debt expenses related to loan receivables	0	76,774	0
(c) impairment loss on capitalized software costs	0	439,877	0
(d) impairment loss on fixed assets	0	275,343	0
(e) contract termination costs	0	1,980,070	0

Non-GAAP result	(4,327,843)	(7,402,283)	(2,459,825)

Net income (loss) attributable to GigaMedia
GAAP result	(9,959,692)	52,548,802	(2,371,164)
Adjustments:
(a) share-based compensation	575,576	1,522,336	790,061
(b) bad debt expenses related to loan receivables	0	76,774	0
(c) impairment loss on capitalized software costs	0	365,098	0
(d) impairment loss on fixed assets	0	161,628	0
(e) contract termination costs	0	1,652,821	0
(f) gain on deconsolidation of gaming software and service business, net of taxation	0	(69,766,392)	0
(g) impairment loss on marketable securities and investments	0	4,674,928	0
(h) income from discontinued operations	(35,872)	227,982	(39,904)

Non-GAAP result	(9,419,988)	(8,536,023)	(1,621,007)

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	(0.18)	0.94	(0.04)
Adjustments	0.01	(1.09)	0.01

Non-GAAP result	(0.17)	(0.15)	(0.03)

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	(0.18)	0.87	(0.04)
Adjustments	0.01	(1.02)	0.01

Non-GAAP result	(0.17)	(0.15)	(0.03)

Reconciliation of Net Income to EBITDA
Net income attributable to GigaMedia	(9,959,692)	52,548,802	(2,371,164)
Depreciation	466,673	497,130	884,111
Amortization	635,358	667,565	1,399,942
Interest (income) expense	75,834	(102,233)	54,447
Tax expense	73,555	6,232,162	22,543

EBITDA	(8,708,272)	59,843,426	(10,121)